UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ACIES CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

004507109
(CUSIP Number)

Pinnacle Three Corporation
1445 Windjammer Way
Hollywood, FL 33019
Telephone: (786) 556-5757

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Pinnacle Three Corporation

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
Florida Corporation

| 7 | Sole Voting Power
Number of	22,515,000
Shares Bene-
ficially	| 8 | Shared Voting Power
Owned by Each	0
Reporting
Person With	| 9 | Sole Dispositive Power
22,515,000

| 10 | Shared Dispositive Power
0

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
22,515,000

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11)
30.43%

| 14 |	Type of Reporting Person
CO

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Acies Corporation (the “Company”).  The principal executive offices of the Company are located at 14 Wall Street, Suite 1620, New York, New York 10005.

Item 2. Identity and Background

(a)-(c)

 This Statement on Schedule 13D is being filed by Pinnacle Three Corporation (“Pinnacle”), a corporation organized under the laws of the State of Florida, which specializes in bridge loans for businesses, commercial property and real estate developers.  The address of Pinnacle’s principal office is 1445 Windjammer Way, Hollywood, FL 33019.  The beneficial owner of the shares held by Pinnacle is Leon Goldstein its President.

(d)-(e)  During the last five years, no principal officer of Pinnacle Three Corporation: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Pinnacle is a Florida corporation.

Item 3. Source of Amount of Funds or Other Compensation

On June 5, 2008, the Company entered into an 8% Convertible Promissory Note (the "Note") in favor of Pinnacle in consideration for $450,000.  Under the terms and conditions of the Note, the Company promised to pay to Pinnacle a principal sum in the amount of the $450,000 advanced to the Company by Pinnacle, together with accrued and unpaid interest at the rate of 8% per annum, on November 23, 2010. The Note was also convertible into shares of the Company’s common stock at an exercise price of $0.02 per share. On June 6, 2008, Pinnacle exercised its option to convert the unpaid principal balance, together with accrued interest, on the Note in the aggregate amount of $450,300, at an exercise price of $0.02 per share, into an aggregate of 22,515,000 shares of the Company’s common stock (the “Shares”).

The independent members of the Board of Directors of the Company did not immediately approve or ratify the financing, and the Company did not initially deliver the Shares as the independent Directors of the Company believed it was in the best interests of the Company to conduct a review of the valuation of the Company in comparison to the terms of the financing prior to approving the issuance, which was completed by the independent Directors on or around July 16, 2008.

On or about July 21, 2008, the Company and Pinnacle entered into a Settlement Agreement and Mutual Release, whereby Pinnacle agreed to waive the Company’s default in delivering the Shares, that the Note would be satisfied in full following the issuance of the Shares, and that the Company would have no further liability under the Note following the issuance of the Shares.  Additionally, both the Company and Pinnacle agreed to forever release and discharge each other and each other’s officers, directors, agents, representatives and assigns from any and all liability in connection with the Note, the Company’s default and the Shares.

The Board of Directors of the Company approved the issuance of the restricted Shares to Pinnacle, which Shares represent approximately 30.43% of the Company’s issued and outstanding shares as of the filing of this report based on 73,984,095 shares of common stock outstanding.

Item 4. Purpose of Transaction

Pinnacle acquired the securities for investment purposes.  Depending on general market and economic conditions affecting the Company and other relevant factors, Pinnacle may purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Pinnacle also acquired the securities of the Company in a transaction which may relate to or result in:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Pinnacle does not have any plans or proposals which relate to or result in:

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5. Interest in Securities of the Issuer

(a)	Pinnacle beneficially owns 22,515,000 shares or 30.43% of common stock of the Company, based on 73,984,095 shares of common stock issued and outstanding as of the date of this filing.

(b)	Pinnacle has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of all 22,515,000 of the shares of common stock beneficially owned by Pinnacle.

(c)	See Item 3, above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Pinnacle.

(e)	N/A.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

N/A

Item 7. Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2008

PINNACLE THREE CORPORATION

By:	/s/Leon Golstein
Leon Goldstein
Its: President